BC FORM 51-102F3

Material Change Report

Item 1.   Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

August 2, 2011

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

August 2, 2011

The press release relating to this material change was distributed and filed by

Marketwire, Marketnews Publishing, Inc. and Stockwatch on August 2, 2011.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Linux  Gold  Corp.  announced  it  will  commence  an  exploration  program,  next  month,

consisting  of  40  -  60  auger  drilling  holes,  to  identify  drill  targets  on  the  Trout  Claims,

located  about  70  miles  northwest  of  Fairbanks,  Alaska  in  the  Rampart  Mining  District.

The claim block consists of thirty-four (34) 160 acre State of Alaska claims totaling 5,440 acres..

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 12th  day of  August  , 2011.

LINUX GOLD CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S  R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. TO IDENTIFY DRILL TARGETS AT

THE TROUT CLAIM GROUP IN RAMPART MINING DISTRICT, ALASKA

For  Immediate  Release:  August  2,  2011   Fairbanks,  Alaska—Linux  Gold  Corp.  (LNXGF-OTCBB)

will commence an exploration program,  next month, consisting of 40 - 60 auger drilling holes, to identify drill  targets  on  the  Trout  Claims,  located  about  70  miles  northwest  of  Fairbanks,  Alaska  in  the  Rampart

Mining  District.   The  claim  block  consists  of  thirty-four  (34)  160  acre  State  of  Alaska  claims  totaling

5,440 acres

Pursuant to our news release dated November 22, 2010:

The   Trout   Claims   are   underlain   by   two,   geochemically-reduced,   magnetically   subdued,   igneous

intrusions.  These  igneous  rocks  have  yielded  radiometric  ages  of  89-90  million  years  (Ma),  the  same  age

as   Fort   Knox,   Livengood,   and   other   gold-bearing   intrusions   exposed   throughout   the   Tintina   Gold

Province. International Tower Hill Mines Ltd. (ITH) has calculated a recent Ni 43-101 compliant resource estimate  of  12.5  million  ounces  gold  at  a  0.5  g/t  gold  cutoff  at  their  Livengood  deposit,  which  is

approximately  30  miles  east  of  the  Trout  Claims.    Past  productive  placer  gold  deposits  also  occur

immediately downstream from the Trout Claims, suggesting a lode source within the claim group.

During  1993-1994,  previous  explorers  identified  a  3,000  feet  long  by  1,000  feet  wide,  northeast-trending,

gold-in-soil   anomaly   which   overlies   one   of   the   igneous   intrusions.   Thirty-nine   (39)   soil   samples

contained 65 to 680 ppb gold (.065 to .68 g/t gold), and thirteen rock chip samples contained 130 to 9,640 ppb  gold  (.130  to  9.64  g/t  gold).  Elevated  silver,  lead,  zinc,  arsenic  and  antimony  values  were  also identified.

During  2010,  Linux  contractors  attempted  to  verify  this  anomaly  by  collecting  nine  (9)  soil  and  forty-six

(46)  rock  chip  samples  that  were  run  at  ALS  Chemex  Labs,  Inc.,  using  the  Au-AA24  analytical  method.

The nine soil samples, which contained 10 to 967 ppb gold (.01 g/t to .967 g/t gold) and an average of 156 ppb  gold  (.156  g/t  gold),  successfully  confirmed  the  northeast  trend  of  the  mineralization  and  widened  it

by  approximately  150  feet  to  the  northwest.    The  thirty-four  rock  chip  samples  contained  up  to  411  ppb

gold  (.441  g/t  gold),  with  elevated  gold  values  obtained  from  quartz  veins  within  the  intrusive.   The  rock

sample program closed off the mineralized zone to the northwest at an elevation of about 3,000 feet.   The

gold anomaly remains open to the northeast, southwest, and southeast.

Future work planned by  Linux will include sample programs that  test these possible extensions as  well  as identifying drill targets to test the known gold anomalies that are known within the Trout Claim Group.

Qualified Person

The  mineral  data  described  above  was  prepared  by  Thomas  K.  Bundtzen,  P.  Geo.,  BS,  MS,  CPG-10912,

ABSLN#279639,  President  of  Pacific  Rim  Geological  Consulting,  Inc.,  of  Fairbanks,  Alaska,  who  is

independent  of  the  Company  as  defined  in  NI  43-101.   Bundtzen  is  a  Certified  Professional  Geologist

(CPG)  with  the  American  Institute  of  Professional  Geologists  (AIPG).   Bundtzen  is  a  Qualified  Person  as

defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated  by  the  U.S.  Securities  and  Exchange

Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT LINUX GOLD CORP.

Linux  Gold  Corp.  is  involved  in  the  exploration  of  mineral  properties.  Our  current  plans  are  to  joint

venture   and   explore   our   gold   properties   in   Alaska.   In   addition   to   the   Trout   claims,   Linux   Gold

Corporation  currently  controls  mining  claims  east  of  the  Pogo  Mine  in  the  Goodpasture  Mining  District,

in the Livengood-Tolovana Mining District, near International Tower Hill’s gold property (Symbol: ITH )

and  near  Granite  Mountain  and  on  Dime  Creek,  the  latter  two  properties  located  in  the  eastern  Seward

Peninsula  of  Alaska.  Linux  Gold  Corp.  also  owns  a  50%  interest  in  30  mineral  claims  known  as  the  Fish

Creek  Prospect,  located  in  the  Fairbanks  Mining  Division  in  Alaska  and  has  optioned  a  50%  interest  in the  Fish  Creek  claims  to  Teryl  Resources  Corp.  (TRC-V).  Linux  is  retaining  a  5%  net  smelter  return  or may convert into a 25% working interest.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson, President

Phone Contact:

John Robertson  800-665-4616

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and

enforced,    delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive there from.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.